UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2009

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

MATERIAL EVENT

CORPORATE NAME

:

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

:

00124

TAXPAYER I.D.

:

91.144.000-8

______________________________________________________________________

The following material or relevant event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The following resolutions were adopted at the Shareholders’ Meeting held April 14, 2009:

1)

Renovation of the Board of Directors:

SERIES A SHARES DIRECTORS:

REGULAR	SUBSTITUTE
HERIBERTO URZÚA SÁNCHEZ	GONZALO PAROT PALMA
JOSÉ ANTONIO GARCÉS SILVA (HIJO)	PATRICIO PARODI GIL
ARTURO MAJLIS ALBALA	CRISTIAN ALLIENDE ARRIAGADA
BRYAN J. SMITH	JORGE HURTADO GARRETÓN
GONZALO SAID HANDAL	JOSE MARIA EYZAGUIRRE BAEZA
SALVADOR SAID SOMAVIA	JOSÉ DOMINGO ELUCHANS URENDA

SERIES B SHARES DIRECTORS :

REGULAR	SUBSTITUTE
JUAN CLARO GONZÁLEZ	ERNESTO BERTELSEN REPETTO

2)

Propose to the shareholders’ meeting, the distribution of a final dividend Nº 165 on account of the fiscal year ending December 31, 2008.

a)  Ch$14,13 (fourteen pesos and 13/100) per each Series A Shares; and

b)  CH$15,543 (fifteen pesos and 543/100) per each Series B Shares.

This dividend will be available to shareholders beginning April 30, 2009.  The Shareholders Registry will close on April 24, 2009.

3)

Also was proposed an Additional Dividend Nº 166 on account of the Retained Earnings Fund.

a)  CH$43,00 (forty three pesos)  per  each Series A Shares; and

b)  CH$47,30 (forty seven pesos and 30/100) per each Series B Shares.

This dividend will be available to shareholders beginning May 28, 2009.  The Shareholders Registry will close on May 22, 2009.

Santiago, April 15, 2009

Jaime Cohen A.

Corporate Legal Manager

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, April 20, 2009